18 April 2006

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**April 2006**	**March 2006**
Outstanding current balance of mortgages	£1,633,171,841	£1,633,031,741
Number of mortgages	32,621	31,709
Average loan balance	£50,096	£51,501
Weighted average current LTV	46.2%	47.2%
Arrears:		
1 month +	0.51%	0.55%
3 months +	0.02%	0.01%
12 months +	0%	0%
repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Bradford & Bingley plc

Notification of Major Interests in Shares

We have today been notified that The Capital Group Companies Inc. have reduced their holding of shares from 3.998% to 2.752% and therefore no longer have a notifiable interest in the ordinary shares of Bradford & Bingley plc.

21 April 2006
END

25 April 2006

Annual General Meeting – Trading Statement

At the Annual General Meeting of Bradford & Bingley plc held today, Steven Crawshaw, Group Chief Executive, made the following comments:

"The housing and mortgage markets continue to show considerable strength. The demographic drivers of our specialist markets remain strong. For buy-to-let, increasing job mobility, growth in the number of households and the rise in the student population are all important supporting factors. The growing number of self-employed and increasing job flexibility continue to support the self-cert part of our lending portfolio. For lifetime equity release, the increasing issue of inadequate pension provision suggests that this market has great growth potential.

Our Lending business began 2006 in a very good position and this strong momentum has continued throughout the first quarter, with the pipeline of new business remaining robust.

We continue to maintain strict underwriting controls with our credit quality and arrears levels remaining well within our expectations.

The Retail business has made a solid start to 2006 and our Savings business continues its strong performance, adding further support to the funding of our Lending business.

We have made a positive start to the year and we are comfortable with the mean consensus forecast in the market for our performance in 2006."

(A B&B poll of 18 analysts indicates a mean consensus forecast for 2006 profit before tax and exceptionals of £329.6m within a range of £316m to £341m.)

Ends

For further information:

Press Office:
Morgan Bone/Simon Moyse
Finsbury
Tel: 020 7251 3801
Email: morgan.bone@finsbury.com

Investor Relations:
Katherine Conway
Bradford & Bingley plc
Tel: 01274 554928
Email: katherine.conway@bbg.co.uk

Se25040601

Bradford & Bingley plc

Results of Annual General Meeting

At the Annual General Meeting of Bradford & Bingley plc on 25 April 2006 all the resolutions set out in the Notice of the meeting were approved by the shareholders on a show of hands.

Full details of the proxy votes lodged by post and electronically for each resolution are available on our www.bbg.co.uk website.

End
25 April 2006

27 April 2006

Bradford & Bingley completes acquisition of £729 million loan portfolio from GMAC-RFC

Bradford & Bingley plc is pleased to announce that it has today purchased a mortgage loan portfolio from GMAC-RFC for a consideration of around £729 million. This is the second purchase resulting from an agreement announced in January 2006 to acquire up to £1.4 billion of loans during 2006 from GMAC-RFC.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total managed assets, which stood at £40.8 billion on 31st December 2005, by around 1.79%.

All lending in the portfolio is secured on UK residential property and has a similar credit risk profile to previous portfolio acquisitions. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring process to confirm that it meets the Bradford & Bingley Group's credit standards. The acquired mortgages are, by value, approximately 8% buy-to-let, 63% self-certified with the remainder standard mortgages. The book has an average loan size of approximately £142,000 and an average loan to value of approximately 77%.

Note

The consideration figures include the assets purchased and a premium payable to the seller.

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
katherine.conway@bbg.co.uk

Media Relations
Nickie Aiken
+44 (0) 20 7067 5632
nickie.aiken@bbg.co.uk

END